UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 January 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company") Voting Rights and Capital

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Standard Form TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2.  Reason for the notification
(please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[     ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[     ] An event changing the breakdown of voting rights

[     ] Other (please specify)

3.  Full name of person(s) subject to notification obligation:
     BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached):
29th January 2015

6.  Date on which issuer notified:
    30th January 2015

7.  Threshold(s) that is/are crossed or reached:
      Holding has gone below 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares ( if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	44,844,656	44,844,656

	Resulting situation after the triggering transaction
Class/type of shares ( if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	N/A	N/A	44,214,444	N/A	5.97%
SUBTOTAL A (based on aggregate voting rights)		44,214,444		5.97%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
44,214,444	44,214,444	5.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

10. In case of proxy voting:

11. Additional information:

     Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 30th January 2015.

12. Contact name:
Neil Colgan
Company Secretary

13. Contact telephone number:
+353 1 634 4340

By:___/s/Maeve Carton___
M. Carton
Finance Director